APRIL LABS, INC.

(A Delaware Corporation)

FINANCIAL STATEMENTS

DECEMBER 31, 2021 AND 2020

APRIL LABS, INC.

TABLE OF CONTENTS

GOLDSTEIN & LOGGIA CPA'S, LLC
707 TENNENT ROAD
MANALAPAN, NJ 07726
(732) 617-7004

INDEPENDENT AUDITOR'S REPORT

To the **Board of Directors,**
April Labs, Inc.
New York, NY

Opinion

We have audited the accompanying financial statements of April Labs, Inc., (a Delaware Corporation) which comprise of the Statement of Financial Position as of December 31, 2021, and 2020, and the related Statement of Operations, Statement of Members' Deficit, and Statement of Cash Flows for the two years ended December 31, 2021, and the related notes to the financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of April Labs, Inc. as of December 31, 2021, and 2020, and the results of its operations and its cash flows for the two years then ended, in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of April Labs, Inc. and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.
In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the ability of April Labs, Inc. to continue as a going concern within one year after the date that the financial statements are available to be issued. As discussed in **Note 10.**

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements, including omissions, are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of April Labs, Inc.'s internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about April Labs, Inc.'s ability to continue as a going concern for a reasonable period of time.
- The auditor has not been engaged to communicate key audit matters.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern

As discussed in **Note 10**, certain conditions indicate that the Company may not be able to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

Goldstein + Loggia CPA's, LLc

Certified Public Accountants
February 28, 2022, except for Note 11, March 29, 2022
Manalapan, New Jersey

APRIL LABS, INC.
Balance Sheets
December 31, 2021 and 2020

	2021	2020
ASSETS		
Current assets:		
Cash and cash equivalents	$ 322,438	$ 70,705
TOTAL ASSETS	**$ 322,438**	**$ 70,705**
LIABILITIES AND STOCKHOLDERS' (DEFICIT)		
Current liabilities:		
Accounts payable	$ 28,940	$ 18,256
Accrued expenses	103,416	7,438
Due to related party	-	60,855
Total Current Liabilities	132,356	86,549
Long term Liabilities		
Note payable, related party	104,779	68,415
Simplified Agreements for Future Equity, net of Subscription receivable	1,205,002	282,501
Total Long Term liabilities	1,309,781	350,916
TOTAL LIABILITIES	1,442,137	437,465
Stockholders' (deficit):		
Common stock, $0.001 par value, 20,000,000 shares authorized, 13,211,349 and 12,596,649 shares issued and outstanding as of December 31, 2021 and 2020 respectively	13,212	12,597
Retained (Deficit)	(1,132,911)	(379,357)
Total stockholders' (deficit)	(1,119,699)	(366,760)
TOTAL LIABILITIES AND STOCKHOLDERS' (DEFICIT)	**$ 322,438**	**$ 70,705**

APRIL LABS, INC.
Statements of Operations
For the Years Ended December 31, 2021 and 2020

	2021	2020
Revenue	$ -	$ -
Cost of Revenue	-	-
Gross profit	-	-
Operating expenses:		
General and administrative	71,257	80,581
Sales and marketing	28,305	1,455
Research and development	653,730	142,389
Total operating expenses	753,292	224,425
Loss from operations	(753,292)	(224,425)
Other (expense)		
Interest expense	(262)	(100)
Total other expense	(262)	(100)
Provision for income taxes	-	-
Net loss	$ (753,554)	$ (224,525)

APRIL LABS, INC.
Statements of Shareholders' (Deficit)
For the Years Ended December 31, 2021 and 2020

	Common Stock		Retained	Total Stockholders'
	Shares	Amount	Deficit	(Deficit)
Balance at January 1, 2020	10,000,000	$ 10,000	$ (154,832)	$ (144,832)
Issuance of common stock	2,596,649	2,597	-	2,597
Net loss	-	-	(224,525)	(224,525)
Balance at December 31, 2020	12,596,649	12,598	(379,357)	(366,760)
Issuance of common stock	614,700	615	-	615
Net loss	-	-	(753,554)	(753,554)
Balance at December 31, 2021	13,211,349	$ 13,212	$ (1,132,911)	$ (1,119,699)

APRIL LAB, INC.
Statements of Cash Flows
For the Years Ended December 31, 2021 and 2020

	2021	2020
Cash flows from operating activities:		
Net loss	$ (753,554)	$ (224,525)
Adjustments to reconcile net loss to net cash used		
in operating activities:		
Stock compensation	554	228
Non-cash expenses incurred in connection		
with note payable	36,364	68,415
Changes in operating assets and liabilities:		
Accounts payable	10,684	18,256
Accrued expenses	95,978	1,555
Due to related party	(60,855)	9,756
Net cash used in operating activities	(670,829)	(126,315)
Cash flows from financing activities:		
Proceeds from sale of Simplified Agreements for Future Equity	922,501	187,500
Issuance of common stock	60	2,369
Net cash provided by financing activities	922,561	189,869
Net change in cash and cash equivalents	251,733	63,554
Cash and cash equivalents at beginning of year	70,705	7,151
Cash and cash equivalents at end of year	$ 322,438	$ 70,705
Supplemental disclosure of cash flow information:		
Cash paid for income taxes	$ -	$ -
Cash paid for interest	$ (262)	$ (100)
Supplemental disclosure of non-cash investing and financing activities:		
Subscription receivable, Investor in		
Simplified Agreements for Future Equity	$ 12,500	$ 100,000

NOTE 1 – NATURE OF OPERATIONS

April Labs, Inc. ("Company") is a corporation which was organized June 10, 2019 in Delaware. The Company created a discovery engine for virtual apartment hunting. The proprietary immersive content platform, "April App" (or April) connects persons in the market for apartment dwellings with landlords offering vacant apartment units.

Since June 10, 2019, the Company has relied upon its shareholders and grants for funding cash flow to pay for operating expenses. (See discussions below). For the period from inception to December 31, 2021, the Company has generated losses aggregating ($1,132,911) These matters do raise concern about the Company's ability to continue as a going concern (see Note 11).

The Company is considered an emerging growth company under Section 101(a) of the Jumpstart Business Act as it is an issuer that had total annual gross revenues of less than $1 billion during its most recently completed fiscal period. Because the Company is an emerging growth company, the Company has an exemption from Section 404(b) of Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934. Under Section 404(b), the Company is exempt from the internal control assessment required by subsection (a) that requires each independent auditor that prepares or issues the audit report for the issuer shall attest to, and report on, the assessment made by the management of the issuer.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The accompanying financial statements include information and notes required by GAAP for complete financial statements. In the opinion of management, all adjustments considered necessary for the fair presentation of the unaudited financial statements for the years presented have been included.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make certain estimates and assumptions about current, and for some estimates, future, economic, and market conditions which affect reported amounts and related footnote disclosures in the financial statements. Although current estimates contemplate current and expected future conditions, as applicable, it is reasonably possible that actual conditions could differ from the expectations which could materially affect the results of operations and financial position of the Company. It is reasonably possible that changes in estimates will occur in the near term.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Use of Estimates (continued)

Specifically, a number of estimates have been and will continue to be affected by the consequences of the COVID-19, pandemic, are uncertain, rapidly changing and difficult to predict. As a result, the accounting estimates and assumptions may change over time in response to COVID-19. Such change could result in future impairments of certain assets.

Significant estimates are inherent in the preparation of the accompanying financial statements which includes contingencies.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents. The Company generally maintains balances in various operating accounts at financial institutions that management believes to be of high credit quality, in amounts that may exceed federally insured limits. The Company has not experienced any losses related to its cash and cash equivalents and does not believe that it is subject to unusual credit risk beyond the normal credit risk associated with commercial banking relationships.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. At December 31, 2021 and 2020, all of the Company's cash and cash equivalents were held at accredited financial institutions. As of December 31, 2021, the Company had $72,438 in excess of insured amounts.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Receivables and Credit Policy

Trade accounts receivables will be recorded at the estimated collectable amounts that are due. Trade credit is generally extended on a short-term basis and therefore, trade accounts receivable do not bear interest under normal trade terms, primarily requiring pre-payment before services are rendered. The Company, by policy, will routinely assesses the financial strength of its customer. Therefore, management of the Company believes that its accounts receivable credit risk exposure will be limited and that it will not experience significant write-downs in its accounts receivable balances.

Property, Equipment and Depreciation

Property and equipment will be stated at cost. Depreciation of property and equipment will be charged to income using the straight-line method over the estimated useful lives of the respective assets, which range from three to seven years. The Company will evaluate property and equipment for impairment on an ongoing basis to determine whether events and circumstances have development that warrant revision of the estimated benefit period. At December 31, 2021 and 2020, the Company did not have any property or equipment.

Software Development Costs

Costs incurred in connection with the development of software products are accounted for in accordance with the ASC 985-20, *Costs of Software to Be Sold, Leased or Marketed.* Costs incurred prior to the establishment of technological feasibility are charged to research and development expense. Software development costs will be capitalized after a product is determined to be technologically feasible and in the process of being developed for market and capitalization ceases after the general release of the software. Amortization of capitalized software development costs will begin upon the release of the software. Capitalized software development costs will be amortized over the estimated life of the related product using the straight-line method. The Company will evaluate its software assets for impairment whenever events or change in circumstances indicate that the carrying amount of such assets may not be recoverable. Recoverability of software assets to be held and used will be measured by a comparison of the carrying amount of the asset to the future net undiscounted cash flows expected to be generated by the asset. If such software assets are considered to be impaired, the impairment to be recognized is the excess of the carrying amount over the fair value of the software asset.

The Company accounts for costs incurred to develop software for internal use in accordance ASC 350-40, *Internal-Use Software.* As required by ASC 350-40, the Company capitalizes the costs incurred during the application development stage, which include costs to design the software configuration and interfaces, coding, installation, and testing.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Software Development Costs (continued)

Costs incurred during the preliminary project stage along with post-implementation stages of internal use software are expensed as incurred. Capitalized development costs are amortized over a period of three years. Costs incurred to maintain existing product offerings are expensed as incurred. The capitalization and ongoing assessment of recoverability of development costs requires considerable judgment by management with respect to certain external factors, including, but not limited to, technological and economic feasibility, and estimated economic life. There were no capitalized software development costs as of December 31, 2021 and 2020.

Fair Value Measurements

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

- *Level 1* – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- *Level 2* – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
- *Level 3* – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

Income Taxes

The Company is taxed as a corporation for federal and state income tax purposes. The Company did not have any income for the two years ended December 31, 2021, and therefore, no provision for income tax expenses have been made

Accounting principles generally accepted in the United States of America require evaluation of the tax provisions taken or expected to be taken in the course of preparing the Company's tax returns, if any, to determine whether the tax positions are more likely than not of being sustained upon examination by the applicable taxing authorities, based on the technical merits of the tax positions, and then recognizing the tax benefit that is more likely than not to be realized. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax expense in the current reporting period. Management believes any such positions would be immaterial to the overall financial statements of the Company.

APRIL LABS, INC.
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2021 AND 2020

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income Taxes (continued)

The Company's federal and state income tax returns for the years subsequent to 2018 remain subject to examination by the relevant taxing authorities.

Income taxes will be provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to timing differences between the basis of receivables, inventory, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

The Company evaluates its tax positions that have been taken or are expected to be taken on income tax returns to determine if an accrual is necessary for uncertain tax positions. As of December 31, 2021, the unrecognized tax benefits accrual was zero.

Revenue Recognition

On January 1, 2019, the Company early adopted ASU No. 2014-09. Revenue from Contracts with Customers (Topic 606), as amended ("ASC 606"), using the modified retrospective method applied to contracts which were not completed as of that date. The core principle of ASC 606 requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. ASC 606 defines a five-step process to achieve this core principle and, in doing so, it is possible more judgment and estimates may be required within the revenue recognition process than required under previous accounting principles generally accepted in US GAAP including identifying performance obligations in the contract, estimating the amount of variable consideration to include in the transaction price and allocating the transaction price to each separate performance obligation.

The adoption of ASC 606 did not have a material impact on the Company's consolidated financial statements as of the date of adoption, as a result a cumulative-effect adjustment was not required.

The Company recognizes revenue primarily from the following types of contracts:

- Product sales – Revenue is recognized at the point where the customer obtains control of the goods and the Company satisfies its performance obligation, which generally is at the time it ships the product to the customer.
- Services: Consists of revenues from provision of engineering, installation and training services. Revenue from these services is recognized as the services are rendered.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue Recognition (continued)

The timing of the Company's revenue recognition may differ from the timing of payment by its customers. A receivable is recorded when revenue is recognized prior to payment and the Company has an unconditional right to payment. Alternatively, when payment precedes the provision of the related services, the Company records deferred revenue until the performance obligations are satisfied. Whereas during the year ended December 31, 2020, the Company had no product sales, during the year ended December 31, 2019, the Company had $15,879 of product sales related to contract liabilities where performance obligations have not yet been satisfied, which has been included within deferred revenue on the consolidated balance sheets.

There was no revenue recognized from performance obligations satisfied (or partially satisfied) in previous periods.

Advertising expenses

The Company expenses advertising costs as they are incurred. Such costs approximated $28,305 and 1,455 for the year ended December 31, 2021 and 2020, respectively.

General and Administrative Expenses

General and administrative expenses consist primarily of payroll and payroll-related benefits and taxes, professional services, administrative expenditures, and information technology

Recent Accounting Pronouncements

In February 2019, FASB issued ASU No. 2016-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2020, and interim periods within those fiscal years, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2018, FASB amended ASU No. 2018-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Recent Accounting Pronouncements (continued)

In August 2018, amendments to existing accounting guidance were issued through Accounting Standards Update 2018-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 – NOTES PAYABLE, RELATED PARTY

As of December 31, 2021 and 2020, notes payable, related party were $104,779 and $68,415 respectively. The notes payable, related party, bear interest at the rate of 0.25%, a rate substantially below the market rate of interest. These uncollateralized notes are comprised of a $68,416   , due on May 1, 2023 and an $36,363, due on January 1, 2024. As of February 8, 2022 these amounts due have been fully repaid.

NOTE 4 – SIMPLIFIED AGREEMENTS FOR FUTURE EQUITY (SAFE's)

As of December 31, 2021 and 2020, the Simplified Agreements for Future Equity were comprised of the following:

	2021	2020
SAFE notes	$ 1,217,502	$ 382,501
SAFE Subscriptions receivable	12,500	100,000
Total	**$ 1,205,002**	**$ 282,501**

From June 2019 through December 2021, the Company entered into Simple Agreements for Future Equity ("SAFE") for an aggregate purchase amount of $1,217,502 through December 31, 2021. The Company received proceeds from SAFEs of $922,501 and $187,500 in the year ended December 31, 2021, and 2020, respectively. As of December 31, 2021, and 2020, the Company has subscription receivables from SAFE agreements of $12,500 and $100,000, respectively, which were received after each year.

NOTE 4 – SIMPLIFIED AGREEMENTS FOR FUTURE EQUITY (SAFE's) (continued)

The agreements, which provide the right of the investors to future equity in the Company, are subject to a valuation cap. The SAFEs have valuation caps ranging $2.0 million to $12.75 million. For one SAFE agreement of $200,000, there is a 20% discount to the conversion price noted below.

If there is a preferred equity financing before the termination of the agreement, the SAFEs will automatically convert into the greater of: (1) the number of shares of standard preferred stock equal to the purchase amount divided by the lowest price per share of the standard preferred stock; or (2) the number of shares of safe preferred stock equal to the purchase amount divided by the safe price.

If there is a liquidation event before the expiration or termination of this instrument, the investors will, at their option, either (i) receive a cash payment equal to the purchase amount or (ii) automatically receive from the Company a number of shares of common stock equal to the purchase amount divided by the liquidity price, if the investor fails to select the cash option. Thereafter the SAFE agreement will terminate. In connection with a cash payment through a liquidity event, if there are not enough funds to pay the investors and holders of the SAFE agreements in full, funds will be distributed pro-rata and based on the purchase price and the remaining amounts will be covered with common stock equal to the remaining unpaid purchase price divided by the liquidity event. In a dissolution event, SAFE Agreement holders will be paid out of remaining assets prior to holders of the Company's capital stock. The SAFE will expire and upon either the issuance of stock to the investor pursuant to above or payment.

NOTE 5 - STOCKHOLDERS' EQUITY

Pursuant to the Amended and Restated Certificate of Incorporation, dated December 30, 2019, the Company is authorized to issue a total of 20,000,000 shares of common stock, $0.001 par value. In November 2019, the Company effectuated a 1,000-for-1 forward stock split of its issued and outstanding shares of common stock.

Each holder of common stock is entitled to one vote for each share of common stock held. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company or deemed liquidation event, assets of the Company available for distribution shall be distributed to common shareholders pro rata based on the number of shares held. No distributions have been made on shares of common stock as of December 31, 2021 and 2020, respectively.

During the years ended December 31, 2021 and 2020, the Company issued 614,700 and 2,596,649 shares, respectively, to advisors and consultants. The Company received proceeds from stock issuances of $60 and $2,369, and recorded stock-based compensation of $554 and $228, all respectively.

NOTE 6 – INCOME TAXES

The Company has filed its income tax returns for the two years ended December 31, 2021, which will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed. The Company is taxed as a corporation.

Certain timing differences may exist as to the accounting method applied for organization expenses and the development of software application, between capitalizing or expensing such costs. Deferred income taxes may arise as a result of the timing differences.

NOTE 7 – STOCK OPTION AND GRANT PLAN

Pursuant to the 2019 Stock Option and Grant Plan, dated December 30, 2019, as amended by Amendment No. 1 to the 2019 Stock Option and Grant Plan, dated January 22, 2021, the Company adopted an equity incentive plan. The plan provides incentives to attract, retain and motivate eligible persons whose present and potential contributions are important to the success of the Company, by offering eligible persons an opportunity to participate in the Company's future performance through the grant of awards covering shares. Pursuant to Amendment No. 1 the number of authorized options was increased to 3,295,000 shares. As of December 31, 2021, the Company has granted 1,284,713 options to employees, advisors and consultants at a strike price of $0.0716.

Stock options under the Plan generally expire 10 years from the date of grant, or earlier if services are terminated. The exercise price of an ISO and NSO shall not be less than 100% of the estimated fair value of the shares on the date of grant, respectively, as determined by the Company's board of directors. Stock options granted vest over varying terms depending on the nature of the role of and period over which the grantee is providing services to the Company.

The Company records stock-based compensation expense for stock options based on the estimated fair value of the options on the date of the grant using the Black-Scholes option-pricing model.

The absence of a public market for the Company's common stock requires the Company's board of directors to estimate the fair value of its common stock for purposes of granting options and for determining stock-based compensation expense by considering several objective and subjective factors, including contemporaneous third-party valuations, market conditions and performance of comparable publicly traded companies, developments and milestones in the Company, the rights and preferences of common and preferred stock, and transactions involving the Company's stock. The fair value of the Company's common stock was determined in accordance with applicable elements of the American Institute of Certified Public Accountants guide, Valuation of Privately Held Company Equity Securities Issued as Compensation.

NOTE 7 – STOCK OPTION AND GRANT PLAN (continued)

The weighted-average assumptions in the Black-Scholes option-pricing models used to determine the fair value of stock options granted during the years ended December 31, 2021 and 2020 were as follows:

	Year Ended December 31,	
	2021	**2020**
Expected volatility	100.6%– 104.4%	97.3 – 98.7%
Risk-free interest rate	0.4% – 1.8%	1.5% - 2.2%
Dividend rate	0%	0%
Expected term (in years)	5.8 – 6.4	5.3 – 5.6

Expected volatility: The Company is not publicly traded, the expected volatility for the Company's stock options was determined by using an average of historical volatilities of selected peers deemed to be comparable to the Company's business corresponding to the expected term of the awards.

Risk-free interest rate: The risk-free interest rate is based on term matching, continuously compounded rates obtained from the US Treasury Constant Maturity yield curve on the valuation date of each award.

Expected dividend yield: The expected dividend rate is zero as the Company currently has no history or expectation of declaring dividends on its common stock.

Expected term: The expected term represents the period these stock awards are expected to remain outstanding. The "Simplified Method" from SAB Topic14 was used to estimate expected life in the absence of robust historical option settlement data. This is computed as the midpoint between the weighted-average time to vest and the time to expiration.

During the two years ended December 31, 2021, the Company did not have any stock-based compensation expense.

NOTE 8 – LEGAL PROCEEDINGS

From time to time, the Company may be involved in litigation that arises from the ordinary operations of business, such as contractual or employment disputes or other general actions. In the event of an adverse outcome of these proceedings, we believe the resulting liabilities would not have a material adverse effect on our financial condition or results of operations. The Company is not currently involved with and does not know of any pending or threatening litigation against the Company as of December 31, 2021, and through the financial statement issuance date.

NOTE 9 – LEASE OBLIGATIONS

In February 2016, FASB issued ASU 2016-02, "Leases (Topic 842)." ASU 2016-02 requires the recognition of lease assets and lease liabilities by lessees for those leases currently classified as operating leases and makes certain changes to the accounting for lease expenses. The Company anticipates that the adoption of ASU 2016-02 for its leasing arrangements will likely (i) increase the Company's recorded assets and liabilities, (ii) increase depreciation, depletion and amortization expense, (iii) increase interest expense and (iv) decrease lease/rental expense. In January 2018, the FASB issued ASU 2018-01, which permits an entity to elect an optional transition practical expedient to not evaluate land easements that exist or expire before the Company's adoption of Topic 842 and that were not previously accounted for as leases under Topic 840. The Company adopted the standard as of February 2018.

Subsequent to December 31, 2021 and when applicable, management will elect the package of practical expedients permitted under the transition guidance within the new standard, which among other things, allows the Company to carryforward the historical lease classification. The Company will also elect the practical expedient related to land easements, allowing the Company to carry forward our current accounting treatment for land easements on existing agreements. In addition, the Company will elect the hindsight practical expedient to determine the reasonably certain lease term for existing leases. The Company's election of the hindsight practical expedient will result in the shortening of lease terms for certain existing leases and the useful lives of corresponding leasehold improvements. The Company made an accounting policy election to keep leases with an initial term of 12 months or less off of the balance sheet. The Company recognizes those lease payments in the Statements of Operations on a straight-line basis over the lease term. The Company believes that the adoption of the standard will materially affect the net earnings. The new lease standard may have an impact on The Company's liquidity. The standard should not have any impact on the Company's debt-covenant compliance under current agreements.

NOTE 10 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operation in 2019. For the period from inception to December 31, 2021, the Company has losses aggregating ($1,132,911). The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve profitable operations. The Company has evaluated whether there are certain conditions and events, considered in the aggregate, that raise substantial doubt and the Company's ability to continue as a going concern within one year after the date that the financial statements are issued. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has not generated profits since inception, has sustained net losses of $753,554 and $224,525 for the years ended December 31, 2021 and 2020, respectively, and has incurred negative cash flows from operations for the years ended December 31, 2021 and 2020.

APRIL LABS, INC.
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2021 AND 2020

NOTE 11 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events from January 1, 2022 through March 29, 2022, the date that the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements other than as discussed below.

Through the issuance date, the Company has issued an aggregate of 433,269 shares of common stock for proceeds of $4,362.

On March 29th 2022 The Company and Wefunder Portal, LLC, a Delaware limited liability company entered into the following agreement. The parties hereby agree as follows:

The Company agrees to sell securities to eligible investors through the funding portal operated by Wefunder Portal ("Portal") through one or more special purpose vehicles (each, a "Reg CF SPV"). The Company agrees to sell Securities equal in value to funds raised from eligible investors that invest through the Portal ("Members") within 365 days from the date of this Listing Agreement; provided however, that (i) the Company shall have no such obligation unless a minimum of $50,000 is raised through the Portal (the "Minimum"), and (ii) the Company is under no obligation to sell Securities in excess of $5,000,000.

The Company represents and warrants to Wefunder Portal that all information provided by the Company to Wefunder Portal or any of its affiliates (together, "Wefunder") is accurate and complete in every material respect, and that the Company has not omitted any fact regarding the Company that is reasonably material. The Company also represents and warrants to Wefunder Portal that the information provided by the Company meets the requirements of Regulation Crowdfunding in every material respect, and the Company will not rely on Wefunder Portal to ensure that such requirements are met.

If the Company raises at least the Minimum through the Portal, the Company agrees to (a) pay to Wefunder Portal 4% of the aggregate amount of funds raised through the Portal and (b) issue to Wefunder Portal, for no additional consideration, Securities with an aggregate purchase price equal to 0% of the aggregate amount of funds raised through the sale of Securities to Members through the Portal (collectively, "Fees"). The issuance of Securities to Wefunder Portal pursuant to this Listing Agreement shall be upon and subject to the same terms and conditions applicable to the Securities sold to Members through the Portal. Each time the Company finalizes the sale of Securities to Members and withdraws funds received from such sale (each, a "Closing"), the Fees associated with the Securities sold in such Closing will be due and payable at that time. Following the final closing of Company's offering, Wefunder shall refund to Company any fees charged to Company on each individual investment of $25,000 or more by an accredited investor, provided that (i) Company invited such investor to invest using the "Invite to Invest" feature on the Wefunder platform, prior to such investor initiating or attempting to initiate an investment or reservation in Company's offering through the Portal; and (ii) Company had a bona fide prior relationship with such investor prior to Company's

NOTE 11 – SUBSEQUENT EVENTS (continued)

offering through the Portal. Wefunder reserves the right to request evidence of such prior relationship for any requested fee waiver.

Wefunder Portal agrees that it or one of its affiliates will determine the eligibility of Members to invest in the Company and the amount they are eligible to invest. Wefunder Portal will rely on self-certifications of Members for purposes of determining eligibility

NOTE 12 – COVID-19

In January 2020, the World Health Organization has declared the outbreak of a novel coronavirus (COVID-19) as a "Public Health Emergency of International Concern," which continues to spread throughout the world and has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus outbreak and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the coronavirus outbreak. Nevertheless, the outbreak presents uncertainty and risk with respect to the Company, its performance, and its financial results.